FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement Nos. 333-268718 and 333-268718-01
Dated November 14, 2025
Contingent Income Auto-Callable Securities due November 27, 2028
Securities Based on the Performance of the Class A Common Stock of Roblox Corporation
Fully and Unconditionally Guaranteed by Bank of America Corporation
Principal at Risk Securities
This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.
The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Investors will not participate in any appreciation of the underlying stock. The securities are for investors who are willing to risk their principal and seek an opportunity to earn contingent quarterly coupon payments at a potentially above-market rate in exchange for the risk of receiving few or no contingent quarterly coupons over the 3-year term of the securities. Investors will not participate in any appreciation of the underlying stock. The securities are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The securities are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.
SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying stock:	Roblox Corporation Class A common stock (New York Stock Exchange ("NYSE") symbol: “RBLX”).
Stated principal amount:	$1,000.00 per security
Issue price:	$1,000.00 per security
Pricing date:	November 21, 2025
Original issue date:	November 26, 2025 (3 business days after the pricing date)
Maturity date:	November 27, 2028
Early redemption:
If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date, as set forth under “Determination Dates, Contingent Payment Dates and Early Redemption Dates” below.  No further payments will be made on the securities once they have been redeemed.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date.
Contingent quarterly coupon:
●
If on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold price, we will pay a contingent quarterly coupon of at least $52.00 per security (equal to a rate of at least 5.20% per quarter or at least 20.80% per annum) on the related contingent payment date. The actual contingent quarterly coupon will be determined on the pricing date.
●
If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold price, no contingent quarterly coupon will be paid with respect to that determination date.

Payment at maturity:	If the securities have not previously been redeemed, investors will receive on the maturity date a payment at maturity determined as follows:
	If the final share price is greater than or equal to the downside threshold level:	the stated principal amount and the contingent quarterly coupon with respect to the final determination date
	If the final share price is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the share performance factor
Initial share price:	The closing price of the underlying stock on the pricing date.
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date.
Share performance factor:	The final share price divided by the initial share price
Adjustment factor:
1, subject to adjustment for certain corporate events relating to the underlying stock as described in “Description of the Notes — Anti-Dilution Adjustments” beginning on page PS-23 of the accompanying product supplement.

Determination dates:
Quarterly, beginning on February 23, 2026, as set forth under “Determination Dates, Contingent Payment Dates and Early Redemption Dates” below, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-21 of the accompanying product supplement. We also refer to November 21, 2028 as the final determination date.

Contingent payment dates:	Quarterly, beginning February 26, 2026, as set forth under "Determination Dates, Contingent Payment Dates and Early Redemption Dates" below.
Downside threshold price:	60% of the initial share price
CUSIP / ISIN:	09711NKE9 / US09711NKE93
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $917.50 and $967.50 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000191870425019708/form424b2.htm
Determination Dates	Contingent Payment Dates / Early Redemption Dates
February 23, 2026	February 26, 2026
May 21, 2026	May 27, 2026
August 21, 2026	August 26, 2026
November 23, 2026	November 27, 2026
February 22, 2027	February 25, 2027
May 21, 2027	May 26, 2027
August 23, 2027	August 26, 2027
November 22, 2027	November 26, 2027
February 22, 2028	February 25, 2028
May 22, 2028	May 25, 2028
August 21, 2028	August 24, 2028
November 21, 2028 (final determination date)	November 27, 2028* (maturity date)
*Denotes that such date is not an “Early Redemption Date”
The pricing date, issue date and other dates set forth herein are subject to change, and will be set forth in the final pricing supplement relating to the securities
Hypothetical Payment at Maturity (if the securities have not been automatically redeemed)
Change in the Performance of the Underlying Stock	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-41.00%	$590.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, prospectus supplement and prospectus for the securities under “Additional Information about the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
This free writing prospectus is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofA Securities, Inc. (“BofAS”) by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.
Underlying Stock
For information about the underlying stock, including historical performance information, see the accompanying preliminary pricing supplement.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Structure-related Risks
■	Your investment may result in a loss; there is no guaranteed return of principal.
■	Your return on the securities is limited to the return represented by the contingent quarterly coupons, if any, over the term of the securities.
■	The securities are subject to a potential automatic early redemption, which would limit your ability to receive the contingent quarterly coupons over the full term of the securities.
■	You may not receive any contingent quarterly coupons.
■	Your return on the securities may be less than the yield on a conventional debt security of comparable maturity.
■	The contingent quarterly coupon, early redemption payment or payment at maturity, as applicable, will not reflect changes in the price of the underlying stock other than on the determination dates.
■
Any payments on the securities are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of the securities.

■	We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.
Valuation- and Market-related Risks
■	The price to public you pay for the securities will exceed their initial estimated value.
■
The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your securities in any secondary market (if any exists) at any time.

■	We cannot assure you that a trading market for your securities will ever develop or be maintained.
Conflict-related Risks
■
Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the securities and their market value.

■	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
Underlying Stock-related Risks
■	The issuer of the underlying stock (the "Underlying Company") will have no obligations relating to the securities.
■	The business activities of us, the Guarantor and any of our other affiliates, including BofAS, relating to the Underlying Company may create conflicts of interest with you.
■	The terms of the securities will not be adjusted for all corporate events that could affect the Underlying Company.
■	RBLX has limited actual historical information.
Tax-related Risks
■	The U.S. federal income tax consequences of an investment in the securities are uncertain, and may be adverse to a holder of the securities.
Tax Considerations
You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.